SECURITIES AND EXCHANGE COMMISSION

Washington D.C.

20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of September 2005

Commission File Number 1-32575

Royal Dutch Shell plc

(Exact name of registrant as specified in its charter)

30, Carel van Bylandtlaan, The Hague, The Netherlands

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F [X]      Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ......

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ......

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934..

Yes _______       No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _______

The following is the text of an announcement released to the London Stock Exchange by Royal Dutch Shell plc on 21st September 2005.

On 20th September 2005, Royal Dutch Shell plc ("the Company") received notification from UBS AG ("UBS"), pursuant to Section 198 Companies Act 1985 of the following:

(i)

That at the close of its business on 8th September 2005, UBS had an interest in 160,872,409 "A" shares of Euro 0.07 each in the Company being 3.97 per cent of the issued "A" share capital held as follows:

No. of Shares
UBS AG London Branch*	106,993,096
UBS AG (Switzerland)	46,617,005
UBS Securities Australia Ltd	23
UBS Securities LLC	94,600
UBS Financial Services Inc	2,650,166
UBS Global Asset Management Life Ltd	4,517,519

* UBS AG London holds 64,477,500 of the Relevant Shares by virtue of section 208(5) of the Act.

(ii)

That as at the close of its business on 12th September 2005, UBS had an interest in 175,843,630 "A" shares of Euro 0.07 each in the Company being 4.35 per cent of the issued "A" share capital held as follows:

No. of Shares
UBS AG London Branch*	107,294,549
UBS AG (Switzerland)	61,234,799
UBS Securities LLC	157,400
UBS Financial Services Inc	2,639,363
UBS Global Asset Management Life Ltd	4,517,519

* UBS AG London holds 64,511,300 of the Relevant Shares by virtue of section 208(5) of the Act.

(iii)

That as at the close of its business on 13th September 2005, UBS had an interest in 153,471,864 "A" shares of Euro 0.07 each in the Company being 3.78 per cent of the issued "A" share capital held as follows:

No. of Shares
UBS AG London Branch*	88,224,895
UBS AG (Switzerland)	57,995,390
UBS Securities LLC	94,600
UBS Securities Australia Ltd.	1
UBS Financial Services Inc	2,639,459
UBS Global Asset Management Life Ltd	4,517,519

* UBS AG London holds 65,937,100 of the Relevant Shares by virtue of section 208(5) of the Act.

This Report on Form 6-K is incorporated by reference into:

a) the Registration Statement on Form F-3 of Royal Dutch Shell plc and Shell International Finance B.V. (Registration Numbers 333-126726 and 333-126726-01); and b) the Registration Statement on Form S-8 of Royal Dutch Shell plc (Registration Number 333-126715).

SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Royal Dutch Shell plc
(Registrant)

By: /s/ M Edwards
Name: M Edwards
Title: Assistant Company Secretary

Date: 22 September 2005